Simpson Thacher & Bartlett LLP
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March 8, 2024

VIA EDGAR

Re:	North Haven Net REIT
Form 10-12G/A
Filed January 11, 2024
File No. 000-56611

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of North Haven Net REIT (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission Post-Effective Amendment No. 1 ( “Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), initially filed on November 13, 2023, as amended by Pre-Effective Amendment No. 1 filed on December 26, 2023, and Pre-Effective Amendment No. 2, filed on January 11, 2024. The Company has prepared Post-Effective Amendment No. 1 to respond to the Staff’s comments in its letter dated February 23, 2024, relating to the Registration Statement (the “Comment Letter”).

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	March 8, 2024

Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Business

1.	Please disclose the substance of your response to prior comment 5 that you are not able to accurately provide an estimate of the amount you seek to raise in your continuous private offering.

The Company has revised its disclosure on page 6 of Post-Effective Amendment No. 1 to clarify that, as a perpetual-life REIT whose common shares are intended to be sold by the Company monthly on a continuous basis at a price generally equal to the Company’s prior month’s NAV per share, the Company is not able to accurately provide an estimate of the amount it seeks to raise in its continuous private offering.

General

2.	Refer to prior comment 2. It remains unclear how and when you will communicate the prior month’s NAV in connection with the repurchase plan. Please clarify.

Generally, within 15 calendar days after the last calendar day of each month, the Company will determine its NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class for subscription and repurchase purposes. The Company will disclose the repurchase price for each quarter when available on its website at www.nhnetreit.com and directly to financial intermediaries. In addition, for monthly subscriptions, the Company will provide notice of the transaction price directly to the financial intermediaries that participate in the private offering, who, in turn, will communicate such transaction price to applicable investors in accordance with the financial intermediary’s policies and/or procedures.

The Company has revised its disclosure on pages 28,29 and 62 of Post-Effective Amendment No. 1 to clarify the foregoing.

Amendment No. 2 to Registration Statement on Form 10-12G

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue

3.	Please revise to disclose the intended use of the $28.8M draw on the warehouse funding facility.

The Company has revised its disclosure on pages 12, 124 and 125 to disclose that such amount was drawn in connection with the Company acquiring its initial investments in accordance with its investment guidelines.

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	March 8, 2024

Please do not hesitate to call me at (202) 636-5924 or Nathan Briggs at (202) 636-5915 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Mary Beth Breslin
Paul Cline
Wilson Lee

North Haven Net REIT
Douglas Armer

Simpson Thacher & Bartlett LLP
Nathan Briggs